SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2
(Amendment No. 18)*

Teche Holding Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

878330 10 9
(CUSIP Number)

May 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 878330 10 9                                                      Schedule 13G

1.	Name of Reporting Person:

Teche Federal Bank
Employee Stock Ownership Plan

2.	Check the appropriate box if a member of a group*

(a)  ☒                                           (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Louisiana

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power:	-0-

6.	Shared Voting Power:	-0-

7.	Sole Dispositive Power:	-0-

8.	Shared Dispositive Power:	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
-0-

10.	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row 9: 0.00%

12.	Type of Reporting Person*: EP

* SEE INSTRUCTION

Item 1(a)	Name of Issuer: Teche Holding Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1120 Jefferson Terrace
New Iberia, Louisiana 70560

Item 2(a)	Name of Person Filing:

Teche Federal Bank
Employee Stock Ownership Plan

Item 2(b)	Address of Principal Business Office: Same as Item 1(b).

Item 2(c)	Citizenship: Louisiana

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 878330 10 9

Item 3	Check whether the person filing is a:

Item 3(f)	X	Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 3(k)	X	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 3 (a) (b) (c) (d) (e) (g) (h) (i) (j) - not applicable.

Item 4(a)	Amount Beneficially Owned: -0-

Item 4(b)	Percent of Class: 0.00%

Item 4(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	-0-

(ii)	shared power to vote or to direct the vote	-0-

(iii)	sole power to dispose or to direct the disposition of	-0-

(iv)	shared power to dispose or to direct the disposition of	-0-

Item 5	Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.       X_

On May 31, 2014, pursuant to the Agreement and Plan of Merger, dated as of January 12, 2014, by and between the Issuer and IBERIABANK Corporation (the “Agreement”), the Issuer was merged with and into IBERIABANK Corporation, effective as of that date (the “Merger”).  Upon the completion of the Merger, all shares of the Issuer’s common stock held in trust for the benefit of participating employees by the ESOP Plan Trustees were exchanged for shares of IBERIABANK Corporation common stock, using the exchange ratio set forth in the Merger Agreement.  Accordingly, this is the final amendment to the Schedule 13G and constitutes an “exit filing” for the Reporting Person.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8	Identification and Classification of Members of the Group.

This Schedule 13G/A is being filed on behalf of the Employee Stock Ownership Plan (the “ESOP”) identified in Item 2(a) by the Plan Committee and the Plan Trustee Committee both filing under the Item 3(f) and 3(k) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the Issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9	Notice of Dissolution of Group.

See Items 5 and 8 above.

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Plan Committee, I certify that the information set forth in this statement is true, complete and correct.

/s/ J. L. Chauvin	May 31, 2014
J. L. Chauvin, as Plan Committee member	Date

/s/ W. Ross Little, Jr.	May 31, 2014
W. Ross Little, Jr., as Plan Committee member	Date

/s/ Jason P. Freyou	May 31, 2014
Jason P. Freyou, as Plan Committee member	Date

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Trustee Committee, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mary Coon Biggs	May 31, 2014
Mary Coon Biggs, as Trustee Committee member	Date

/s/ Donelson T. Caffery, Jr.	May 31, 2014
Donelson T. Caffery, Jr., as Trustee Committee member	Date

/s/ Robert L. Wolfe, Jr.	May 31, 2014
Robert L. Wolfe, Jr., as Trustee Committee member	Date

/s/ William Thomas Allen	May 31, 2014
William Thomas Allen, as Trustee Committee member	Date

/s/ William A. Anderson, III	May 31, 2014
William A. Anderson, III, as Trustee Committee member	Date

Exhibit A

Identification of Members of Group

Shares of common stock of the Issuer were held in trust for the benefit of participating employees by the ESOP Plan Trustees.  The Plan Trustees shared voting and dispositive power with the Plan Committee.  By the terms of the Plan, the Plan Trustees would vote stock allocated to participant accounts as directed by participants.  Stock held by the Trust, but not yet allocated was voted by the Plan Trustees as directed by the Plan Committee.  Investment direction was exercised by the Plan Trustees as directed by the Plan Committee. The Plan Committee and the Plan Trustees shared voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

Members of the Plan Committee and their beneficial ownership of shares of common stock of the Issuer exclusive of membership on the Plan Committee and of shares beneficially owned as a participant in the Plan are as follows:

	Beneficial	Beneficial Ownership
Name	Ownership	as Plan Participant

J. L. Chauvin	-0-	-0-
W. Ross Little, Jr.	-0-	-0-
Jason P. Freyou	-0-	-0-

Members of the Trustee Committee and their beneficial ownership of shares of common stock of the Issuer exclusive of membership on the Trustee Committee are as follows:

	Beneficial	Beneficial Ownership
Name	Ownership	as Plan Participant

Mary Coon Biggs	-0-	-0-
Donelson T. Caffery, Jr.	-0-	-0-
Robert L. Wolfe, Jr.	-0-	-0-
William Thomas Allen	-0-	-0-
William A. Anderson, III	-0-	-0-